STAAR SURGICAL

July 28, 2014

Via Email
Mr. Kevin L. Vaughn
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Vaughn:

We are providing a response below to the Staff's comment letter dated July 15, 2014, regarding your review of our financial statements and related disclosures filed in Form 10-K for the fiscal year ended January 3, 2014.

Staff Comment

We see your Swiss defined benefit plan has plan assets, that typically consist of bonds, equities, mortgage and real estate, which are managed by The Foundation. We do not see where you have disclosed the fair value of each class of plan assets as of each date for which a statement of financial position is presented nor do we see where you have disclosed the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety for each class of assets. Please revise future filings to include all disclosures required by FASB ASC 715-20-50-1 (d) or tell us why you do not believe any revisions are necessary.

Company Response

Under Swiss law, pension funds are legally independent from the employer and all the contributions are invested with regulated entities. The Company has a contract with Allianz Suisse Life Insurance Company's BVG Collective Foundation (the "Foundation") to manage its Swiss pension fund. Multiple employers contract with the Foundation to manage the employers' respective pension plans. The Foundation manages the pension plans of its contracted employers as a collective entity. The investment strategy is determined by the Foundation and applies to all members of the collective Foundation. There are no separate financial statements for each employer contract. The pension plan assets of all the employers that contract with the Foundation are comingled. They are considered multiple-employer plans under ASC 715-30-35-70 and therefore accounted for as single-employer plans.

Because there are no separate financial statements for each employer contract, there are no individual investments that can be directly assigned to the Company's pension plan assets. However, the funds contributed by an employer are specifically earmarked for its employees and the total assets of the plan allocable to Company's employees are separately tracked by the Foundation. The Company has historically disclosed the allocation of the Company's plan assets relative to the total plan assets of the Foundation on a pro-rata basis because the plan assets of the Company's employees are invested consistently and in the identical investment class allocations of the Foundation's plan assets. In the 2013 financial statements, we have disclosed in the notes the fact that such plan assets are comingled. On a prospective basis, we will disclose the investment class allocations of the Company's plan assets based on the Foundation's investment class allocations.

Given the lack of visibility into the investments themselves and how they are valued is considered to be a significant unobservable input; therefore, we believe that the Company's plan assets collectively would be

considered a Level 3 asset under the fair value hierarchy. We will, accordingly, as required by ASC 715-20-50-1 (d), disclose the investment class allocations of the Company's plan assets and the total plan assets as a Level 3 asset, including a roll forward of the fair value changes in the Level 3 asset, for each period presented, in our next Annual Report to be filed on Form 10-K for our year ending January 2, 2015.

In responding to the Staff's comment, the Company would like to acknowledge the following:

- We are responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (626) 303-7902 at extension 2253.

Sincerely,

/s/ Deborah Andrews "for"

Stephen P. Brown
Chief Financial Officer
STAAR Surgical Company